UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Bausch + Lomb Corporation

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

071705107

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 071705107

1.	Name of Reporting Person Bausch Health Companies Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 310,449,643
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 310,449,643
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 310,449,643
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 88.7% (1)
12.	Type of Reporting Person (See Instructions) CO

(1)

Based on 350,000,749 common shares, no par value, of Bausch + Lomb Corporation issued and outstanding as of October 28, 2022, as reported in Bausch + Lomb Corporation’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022. The Reporting Person owns these shares indirectly, through two wholly-owned subsidiaries, 1261229 B.C. Ltd. and 1375209 B.C. Ltd., each of which is organized under the laws of British Columbia, Canada.

2

Item 1.

(a)	Name of Issuer

Bausch + Lomb Corporation

(b)	Address of Issuer’s Principal Executive Offices

520 Applewood Crescent

Vaughan, Ontario, Canada L4K 4B4

Item 2.

(a)	Name of Person Filing

Bausch Health Companies Inc.

(b)	Address of Principal Business Office or, if none, Residence

2150 St. Elzéar Blvd. West

Laval, Québec, Canada H7L 4A8

(c)	Citizenship

British Columbia, Canada

(d)	Title of Class of Securities

Common Shares, No Par Value

(e)	CUSIP Number

071705107

Item 3.If	this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Item 9 of the cover page.

(b)	Percent of class:

See Item 11 of the cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of the cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

BAUSCH HEALTH COMPANIES INC.

By:	/s/ Seana Carson
Name:	Seana Carson
Title:	Executive Vice President, General Counsel